EXHIBIT 12

DELTA NATURAL GAS COMPANY, INC.
COMPUTATION OF THE CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES

	2011		2010		2009		2008		2007

Earnings
Net income	$6,364,895		$5,651,817		$5,210,729		$6,829,868		$5,298,347
Provisions for income taxes (a)	3,759,607		3,192,285		3,008,396		4,146,900		3,156,700
Fixed charges	4,112,798		4,194,192		4,553,657		4,796,489		4,673,261

Total	$14,237,300		$13,038,294		$12,772,782		$15,773,257		$13,128,308

Fixed Charges
Interest on debt (a)	$3,701,535		$3,781,929		$4,140,394		$4,383,223		$4,260,179
Amortization of debt	387,263		387,263		387,263		387,266		387,082
One third of rental expense	24,000		25,000		26,000		26,000		26,000

Total	$4,112,798		$4,194,192		$4,553,657		$4,796,489		$4,673,261

Ratio of earnings to fixed charges	3.46	x	3.11	x	2.80	x	3.29	x	2.81	x

(a)
Interest accrued on uncertain tax positions, in accordance with Financial Accounting Standards Board Interpretation No. 48, is presented in income taxes on the 2011, 2010, 2009 and 2008 Consolidated Statements of Income.  This interest has been excluded from the determination of fixed charges.